UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 28, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada   V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X....           Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:  /s/ David J. Copeland
Chairman

Date: March 27, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.rockwelldiamonds.com

ROCKWELL DIAMONDS INC. ASSUMES 74% OWNERSHIP OF H C VAN WYK DIAMONDS LIMITED
AND KLIPDAM DIAMOND MINING COMPANY LIMITED

March 27, 2008, Vancouver - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI, JSE: RDI; OTCBB: RDIAF) wishes to announce that it has taken ownership of 74% of H C Van Wyk Diamonds Limited and Klipdam Diamond Mining Company Limited (collectively referred to as "VWDG") effective March 01, 2008.

Pursuant to an agreement originally announced in June 2006 with Durnpike Investments (Pty) Limited, its listing on the Johannesburg Stock Exchange end November 2007, and the recent issue of Rockwell shares to H C Van Wyk, Rockwell has now assumed ownership of 74% of its underlying VWDG assets.

VWDG is the holder of the mineral rights and operator of three alluvial mining operations located at Wouterspan on the Middle Orange River, and at Holpan, and Klipdam north of Kimberley in the Northern Cape Province of South Africa.  VWDG also holds the rights to the Makoenskloof bulk sampling project on the Middle Orange River, and other mineral rights that host diamond bearing gravel deposits in the Northern Cape Province of South Africa.

The initial acquisition of VWDG in late 2006 was structured as a part cash (to earn a controlling 51%), and part share (to acquire an additional 23%) transaction, enabling Rockwell to achieve an overall interest of 74%.  The balance, an effective 26% interest, is being acquired by its empowerment partner under the terms of South Africa's Minerals and Petroleum Resources Development Act.

Due to foreign exchange controls imposed by the South African Reserve Bank ("SARB"), the issue of shares to H C Van Wyk to finalize the acquisition of VWDG could only occur once Rockwell had completed its JSE inward listing.  The terms of the original transaction structure involving the inward listing of Rockwell onto the JSE, the appropriate Exchange Agreement being concluded, and the concomitant issue of shares to H C Van Wyk according to TSX and JSE rules have now been fulfilled.

Rockwell President and CEO, John Bristow commented, "The achievement of 74% ownership of H C Van Wyk Diamonds Limited and Klipdam Diamond Mining Company Limited is positive in the sense that Rockwell and its shareholders now accrue 74% of the revenue stream.  The operations held in this key subsidiary continue to produce an exceptional range of gem diamonds with tender sales over the past 14 months yielding sales prices that rank amongst the highest value rough diamonds in the world. Hence, this is another important step in the Company's strategy to acquire and expand its ownership of producing diamond assets, transforming Rockwell into a mid-tier diamond producer with a focus on unique high value gemstones."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements".  Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.